SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 21 July, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                   Bank of Ireland Annual General Court 2006
                              Governor's Statement

Addressing the Annual General Court today (21 July 2006) Richard Burrows, Governor said: "In 2005/2006 Bank of Ireland Group achieved an improved performance and delivered strong returns for our stockholders.

"Underlying earnings per share increased by 16%. The total dividend recommended to stockholders today is 15% higher than last year. The improved performance is based on strong organic growth in our main markets, effective implementation of a clear business strategy and progress ahead of target on our cost reduction programme.

"Overall, the global economic and demographic backdrop provides a positive trading environment for the Group and we expect this to continue. In Ireland, strong economic growth, a growing population, significant job creation and rising incomes are the factors underpinning our confidence while the UK economy continues to grow and provides a significant business opportunity for the Group.

"Looking ahead, this continuing strength of the economies in our main markets, the improved growth in 2005/06, the growing benefits of a sustained period of investment in people and new capabilities, and significant progress on the implementation of our Strategic Transformation Programme give us confidence for the future.

"I am happy to report that we had a strong trading performance for the first quarter of our year and this confirms our confidence in the guidance we provided at our recent Preliminary results announcement. We expect to deliver low to mid-teens percentage earnings growth this year".

Finally, the Governor thanked Mary Redmond, Roy Bailie and Mike Hodgkinson for their commitment to the work of the Court and its committees. All three retire from the Court at the end of today's meeting. Mary and Roy have served as Directors since 1994 and 1999 respectively and Mike Hodgkinson was appointed to the Court in 2004 in his capacity as Chairman of the Post Office Ltd in the UK.

End

Contact:
Dan Loughrey, Head of Group Corporate Communications - 00 353 1 604 3833 Geraldine Deighan, Head of Group Investor Relations - 00 353 1 604 3501




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 July, 2006